Exhibit 12.1

Quicksilver Resources Inc.

Statement Re: Computation of Ratios

(dollars in thousands)

	Three Months Ended March 31,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Earnings:
Income before taxes	$15,372	$8,670	$45,446	$28,502	$21,333	$30,110	$27,731
(Income) loss of equity investees	(224)	(291)	(1,178)	(1,331)	(200)	(1,125)	(768)
Cash distributions from equity investees	453	307	1,564	2,251	4,441	525	1,343
Fixed charges	4,787	3,496	16,149	20,655	20,317	24,315	22,487

Earnings	$20,388	$12,182	$61,981	$50,077	$45,891	$53,825	$50,793

Fixed Charges:
Interest expense, including amortization of debt issue costs	$4,657	$3,412	$15,662	$20,182	$19,839	$23,751	$22,124
Estimated interest factor of rental expense	130	84	487	473	478	564	363

Fixed Charges	$4,787	$3,496	$16,149	$20,655	$20,317	$24,315	$22,487

Ratio of Earnings to Fixed Charges(1)	4.3x	3.5x	3.8x	2.4x	2.3x	2.2x	2.3x

(1)	For purposes of calculating the ratio of earnings to fixed charges, “earnings” represents income from continuing operations before income taxes before income from equity investees plus distributed earnings from equity investees and fixed charges. “Fixed charges” consist of interest expense, including amortization of debt issuance costs and that portion of rental expense considered to be a reasonable approximation of interest.